

June 28, 2013

<u>Via e-mail</u>
Robert Bell
President
W. S. Industries, Inc.
Suite 1120, 470 Granville Street
Vancouver, British Columbia
V6C 1V5 Canada

      Re: W. S. Industries, Inc.
      Form 8-K and Form 8-K/A
      Filed June 26, 2013 and June 27, 2013
      File No. 000-52752

Dear Mr. Bell:

      We have reviewed your amendment filed June 27, 2013, and have the following additional comment.

      Please respond to this letter via EDGAR within five business days by providing the requested information or by advising us when you will provide the requested response.

      After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Exhibit 16</u>

1. We note that you have incorporated by reference the Exhibit 16 letter from your initial Form 8-K filed pursuant to Item 4.01. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me, at (202) 551-3432 with any questions.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant